Filed by Documentum, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Documentum, Inc.
Commission File No.: 000-27358

Field Operations Announcement

By now you have seen the email from Dave regarding the merger between EMC and Documentum. Since EMC has been a premier partner to Documentum for the past several quarters we have had a chance to witness first hand what a strong partner and influence they can be on our business. By being part of the same company our alignment will get even stronger which will clearly result in more business for both of us. Specifically here are several data points on why I believe this marriage will be a strong one:

•	They have the same sales DNA- EMC is known for being a high octane, solution oriented sales force just like Documentum. As you engage with your counterparts in joint account planning I am confident that you will see that both parties bring a great deal to this process.

•	They have over 2500 total quota carrying sales reps- In total they having over 20x the number of quota carrying sales reps that Documentum does. On top of this they are strong in virtually every industry and geography. One of the challenges we’ve had via our premier partnership is getting the mindshare of this larger EMC sales force. Upon closure of this merger I am confident that this will change. I cannot wait to see the impact that can be gained on Documentum’s business by leveraging the 2,500 EMC sales reps.

•	Large Account Presence- EMC does more than 10M per year in a large number of accounts. Again upon closure of this merger I look forward to conducting major account planning sessions to piggy back off EMC’s success in their top customers. I believe our ability to convince customers to select Documentum as the ECM standard goes up significantly if they are already EMC enterprise customers.

•	We remain a team- Another exciting part of this merger is that we get to remain as a business unit under EMC. One of our core strengths is the way we function as a unit and this will not be compromised.

What I need from each of you at this point is to stay focused on the issue at hand and make Q4. There is no better signal we could send to EMC than to over achieve in the current quarter. I spent last week with my directs and we have agreed that the following processes will be followed to ensure a strong Q4. Please take each of these and incorporate then into your daily routines:

•	Consider the next 2 weeks to be week 13 and 14 of Q3- There were a number of deals that were judged up until the last 2 days of Q3 that didn’t close. I expect the sales teams to get these closed prior to our earnings announcement on 10/21. For those AM’s that didn’t sell anything in Q3 I also expect that you will have at least 1 deal each closed by the end of October. I will be reviewing this list on November 1st!!

•	Keep sales edge up to date- By this point in the quarter I expect accountability for every deal in sales edge. This means each deal you are working is expected to be in sales edge, the total opportunity is to represent how much you truly believe it could close for in Q4 and every other deal is to be moved out of Q4. I expect sales edge to be scrubbed to this level every day of Q4.

•	Prospect, Prospect, Prospect- Each of you needs to get to a 5:1 opportunity/spot forecast ratio. Those that do it make there numbers, those that do not usually fall short. Before you start to narrow in on the deals you believe will close I expect a sprint to try and generate as much additional pipeline as possible for Q4.

•	Deal sponsorship- There were far too many deals in Q3 that didn’t close where at the end of quarter we had not built any executive to executive sponsorship. For all Q4 deals over 500K in total opportunity I expect the sales director to have personally visited the executive sponsor by end of October. For any deal 501K to 1M I expect the VP of sales to have personally visited the executive sponsor by end of October. For any deal over 1M I would also like to request that you attempt to get a C-Staff member from Documentum engaged as well. Again the formula here is predictable. When we do this they close, when we don’t our close rate is not as high...

•	Close Plans- The deal sheets were designed to ensure you had the right level of information about each deal at the right point in the sales cycle. Please make sure these stay current for each of your deals as you progress throughout the quarter.

•	Stay Intense- Q4 is all about harvesting 90 days of work!! You’ve all been working hard for 9 months and it’s time to close those deals you’ve been pushing along all year. Stay focused, stay intense and give the quarter all 90 days!!!

EMC is as interested in our people as they are our products and customers. Let’s prove them right by blowing the doors off Q4. The pipeline is there, now it’s time to execute. I will be speaking to my directs with additional details today and look forward to speaking to all of you live in our “all hands” call on Friday...Mike

Additional Information And Where To Find It

EMC Corporation intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement that will include a joint proxy statement/prospectus of EMC and Mansfield, Inc., and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF EMC AND MANSFIELD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EMC, MANSFIELD AND THE PROPOSED MERGER. In addition to the registration statement to be filed by EMC in connection with the proposed merger, and the joint proxy statement/prospectus to be mailed to the stockholders of EMC and Mansfield in connection with the proposed merger, each of EMC and Mansfield file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Mansfield with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by EMC or Mansfield with the SEC, may also be obtained from EMC and Mansfield. In addition, investors and security holders may access copies of the documents filed with the SEC by EMC on EMC’s website at www.emc.com. Investors and security holders may obtain copies of the documents filed with the SEC by Mansfield on Mansfield’ website at www.Mansfield.com.

EMC, Mansfield and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of EMC is set forth in EMC’s proxy statement for its 2003 annual meeting, which was filed with the SEC on March 21, 2003. A description of the interests of the directors and executive officers of Mansfield is set forth in Mansfield’ proxy statement for its 2003 annual meeting, which was filed with the SEC on April 24, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.